

Mail Stop 4720

April 11, 2016

William R. Mordan
General Counsel and Corporate Secretary
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

      Re: Shire plc
              Amendment No. 1 to Registration Statement on Form S-4
              Filed March 28, 2016
              File No. 333-209648

Dear Mr. Mordan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Other Information, page 165

1.   We note your response to our prior comment 16. Please expand your discussion to clarify that the premiums paid overview disclosure was intended to provide a broader informational perspective on premiums paid in transactions of a specified deal size and time frame in the life sciences industry, regardless of whether the business, financial and operating characteristics of the target companies involved in such transactions were necessarily similar to those of Baxalta.

<u>Conditions to the Merger, page 217</u>

2.   We refer to your response to our prior comment 17. Please revise your disclosure to include the increased borrowing limit that current Shire stockholders will be asked to approve pursuant to the proposed amendment to the Articles of Association.

<u>Report of Independent Registered Public Accounting Firm, page FS-2</u>

3.   The audit report issued by PricewaterhouseCoopers LLP does not include the city and state where issued, or applicable equivalent, as required by Rule 2-02(a)(3) of Regulation S-X. Please provide a revised audit report with this information.

        You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Mary Beth Breslin at (202) 551-3625, or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Christopher Comeau, Esq., Ropes & Gray LLP